

CarStart

ON - DEMAND CAR REPAIR AND ROADSIDE SERVICE

PROBLEM

Getting your car serviced is always an unpleasant experience. Not only is taking your car to the shop for repairs difficult, the repairs themselves are time consuming and unpredictable.

Taking your car to a repair shop can mean inflated expenses and getting taken advantage of.

Why overburden your schedule and your wallet when you don’t have to?



SOLUTION + COMPANY



Through our mobile app, customers can request assistance from any of our car specialists.
Our tracking solutions enable us to know exactly where customers need us to be.



Whether for routine maintenance or roadside assistance, our vans are all equipped to get people back on the road as fast as possible.





At CarStart, we are focused on making auto repairs and roadside assistance **convenient**, **reliable** and **fast.**

Powered by **mobile technology**, we've created a fleet of fully-equipped repair shops on wheels.

MARKET

CarStart

The booming automotive industry presents an opportunity for us to penetrate the market with our unique service.

 20 million lightweight vehicles are registered per year

 Automotive aftermarket industry is projected to reach $722 billion by 2020

 The average U.S. vehicle on the road is 11.5 years old

 44 million autos are 16-24 years old

 14 million autos are 25 years and older

 75% of autos are repaired by independent service shops



BUSINESS MODEL













| A fully integrated mobile platform | Pinpoint location tracking for efficient service | Independent licensed technicians & mechanics | Emphasis on Digital Advertising and Social Media | Money is disbursed back to all mechanics |





THE APP

Dashboard

Choose your prefered service



9:41
Welcome Devin
Book a Service
Explore Packages
Service History
Contact Support Team
Buy package for RSA
Road Side Assistance
View Details

List of Service

Select any service of your choice



9:41
Select Fault
Search
Don't know what's wrong? Tap here
Towing
Fuel Delivery
Battery Jump
Tire Change
Electric Charging
Door Lock
Book Service

My Request

Search your nearby technician



9:41
My Request
Tire Change
Electric Charging
$18.00
2930 Douglas Dairy Road
Aug 17, 2019 1:00 PM
Labor Cost
$19.00
Cancel Request

Road Map

Keep a track of your ongoing service

9:41
My Request
Jerry White
Estimate Received
Reached at 02:10PM
Fault Checked
Job Started at 02:20 AM
Final Estimation Received
Job Completed
View and Pay

SERVICES

Our services include


Preventative Maintenance


Automotive Repair


Roadside Assistance


Automotive Warranties


Service Plans—yearly maintenance coverage and service discounts.


Emergency—one-click roadside assistance with towing and concierge available


Any service, repair or roadside assistance can be purchased individually.

FREE TO DOWNLOAD AND NO MONTHLY FEES

ROADSIDE ASSISTANCE & CONCIERGE SERVICE





Mobile app. technology



Pay once or bundle with an at-home bundle plan





Service within minutes with Concierge Service available



One-click interaction



Anyone can join



Eliminates third party service providers



Know when service tech. is on their way and arrival time



Routes service techs within minutes



Integrated with future smart cars

FLOW OF MONEY



Mechanic

Customers

Corporate

Money

Are our drivers employees or contractors?
They are contractors, and corporate withholds 20% of earnings for:

Administration expenses

Advertising & Promotions

Continuing education

TRACTION



Within Texas alone there are 3 million registered lightweight vehicles.
Within 5 years, we will secure 2% of that market share.

YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
2,500	4,750	9,025	17,147	34,294

TOTAL = 67,716 Purchases



INTERACTIVE LANDING PAGE







CarStart
1-855-232-5332 | service@carstart.com
The future of
Automotive Space is Here
Preventative Maintenance
Automotive Repair
Automotive Warranties
Roadside Assistance
Get the CarStart app
Download on the App Store
9:41
Welcome Devin
Choose one of the options below
Book a Service
Explore Packages
Service History
Contact Support Team
Buy package for RSA
Road Side Assistance
9:41
RSA Package
$150.00
List of services
Towing
Fuel Delivery
Battery Jump
Tire Change
Electric Charge
Who We Are
Get in Touch
© 2019 CarStart Inc. All rights reserved.













BRAND



MARKETING



















CarStart

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ABOUT CARSTART

https://www.instagram.com/carstartinc/
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TAGGED
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On-Air

Social Media

Streaming

COMPETITION



Brick-and-mortar repair shops like AAA remain our biggest competitor as our type of service continues to grow.



The Seattle-based Wrench offers services like ours with some key differences:

———

No roadside assistance services

Offers only monthly memberships

Non-branded service trucks

They act as a broker

PROJECTIONS



5-year revenue breakdown:



$400
Average Repair

1000 Mechanics
$12,000 Monthly Sales Goal
Per mechanic



$10,000,000
Monthly

Monthly Gross
One Click Request
300 Calls Per Day



$120,000,000

12 Month Gross
75% Repair
25% Roadside



$24,000,000

Net Return after
CarStart Retains 20%

TOTAL = $24,000,000 ROI   ROI = 20%

ASK

For our first 12 months of operation, we are building capital of up to $500,000. The funds will be used for the following:

 **Marketing**  **$300,000**

 **Operations**  **$100,000**

 **Technology**  **$50,000**

 **Equipment**  **$25,000**

 **Reserves**  **$25,000**

TEAM









Kyle Patton
Founder & CEO

Phil Whiteaker
Chief Operating Officer

Oscar Espinosa
President

CTA & CONTACT



Allow us to provide drivers with a better option for getting their vehicles repaired and back on the road!

_____

Contact us at:
kyle@carstart.com
214-886-1280

3824 Cedar Springs Rd #305
Dallas, TX 75219